SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 12, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto are the interim condensed consolidated financial statements of R.V.B. Holdings Ltd., as of June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: August 12, 2013

  R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(UNAUDITED)

R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Unaudited)

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	June 30		December 31
	2 0 1 3	2 0 1 2	2 0 1 2
	$ in thousand
	(UNAUDITED)
ASSETS

Current assets
Cash and cash equivalents	893	4,904	2,613
Accounts receivable	235	243	412

Total current assets	1,128	5,147	3,025

Non-current assets
Restricted bank deposit	281	-	266
Fixed assets, net (see note 4b)	1,902	11,830	11,092
Intangible assets, net (see note 4b)	-	3,315	3,110
Total non-current assets	2,183	15,145	14,468

Total assets	3,311	20,292	17,493

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Loans from banks and others	-	507	-
Liability in respect of dismantling and vacating fixed assets	276	-	-
Accounts payable and accruals	458	486	369
Total current liabilities	734	993	369

Non-current liabilities
Options at fair value through profit and loss	-	123	-
Accounts payable and accruals	589	-	-
Liability to the Office of the Chief Scientist	-	398	418
Liability in respect of dismantling and vacating fixed assets	-	146	165
Total non-current liabilities	589	667	583

Equity attributable to owners of the Company	1,308	14,957	13,113
Non-controlling interests	680	3,675	3,428
Total equity	1,988	18,632	16,541

Total liabilities and equity	3,311	20,292	17,493

Yair Fudim Chairman of the Board	Giora Gutman CEO	Ofer Naveh CFO

Approval date of the financial statements: August 11, 2013

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the six month period ended June 30		For the three month period ended June 30		For the year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 2
	$ in thousand
	(UNAUDITED)

Revenues	-	31	-	-	62

Expenses
Operating expenses and facility maintenance	1,642	1,523	904	733	2,952
Marketing expenses	187	251	71	140	549
Administrative and general expenses	569	683	275	382	1,430
Other expenses, net (see note 4b)	12,155	-	12,155	-	-
Total expenses	14,553	2,457	13,405	1,255	4,931

Loss from ordinary activities	(14,553)	(2,426)	(13,405)	(1,255)	(4,869)

Financing income	22	89	3	16	428
Financing expenses	(34)	(45)	(11)	(1)	(60)

Total financing income (expenses), net	(12)	44	(8)	15	368

Loss for the period	(14,565)	(2,382)	(13,413)	(1,240)	(4,501)

Total comprehensive loss for the period	(14,565)	(2,382)	(13,413)	(1,240)	(4,501)

Loss and total comprehensive loss attributable to:
Owners of the Company	(11,633)	(1,929)	(10,697)	(1,005)	(3,615)
Non-controlling interests	(2,932)	(453)	(2,716)	(235)	(886)

	(14,565)	(2,382)	(13,413)	(1,240)	(4,501)

Loss per share (in $)
Basic and diluted loss per share	(0.050)	(0.008)	(0.046)	(0.004)	(0.016)

Shares (thousands)
Weighted-average number of ordinary shares of nominal NIS 1.00 par value outstanding used in calculation of the basic
and diluted loss per share	231,686	231,686	231,686	231,686	231,686

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the six month period ended June 30, 2013 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2013	56,885	6,874	64	(50,710)	13,113	3,428	16,541

Changes during the period (unaudited)

Share-based payment	-	-	12	-	12	-	12
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(184)	-	-	(184)	184	-
	-	(184)	12	-	(172)	184	12

Loss for the period	-	-	-	(11,633)	(11,633)	(2,932)	(14,565)

Total comprehensive loss for the period	-	-	-	(11,633)	(11,633)	(2,932)	(14,565)

Balance as of June 30, 2013 (unaudited)	56,885	6,690	76	(62,343)	1,308	680	1,988

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the six month period ended June 30, 2012 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during the period (unaudited)

Share-based payment	-	-	36	-	36	-	36
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(226)	-	-	(226)	226	-
	14,521	(14,747)	36	-	(190)	226	36

Loss for the period	-	-	-	(1,929)	(1,929)	(453)	(2,382)

Total comprehensive loss for the period	-	-	-	(1,929)	(1,929)	(453)	(2,382)

Balance as of June 30, 2012 (unaudited)	56,885	7,060	36	(49,024)	14,957	3,675	18,632

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended June 30, 2013 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of April 1, 2013	56,885	6,815	70	(51,646)	12,124	3,271	15,395

Changes during the period (unaudited)

Share-based payment	-	-	6	-	6	-	6
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(125)	-	-	(125)	125	-
	-	(125)	6	-	(119)	125	6

Loss for the period	-	-	-	(10,697)	(10,697)	(2,716)	(13,413)

Total comprehensive loss for the period	-	-	-	(10,697)	(10,697)	(2,716)	(13,413)

Balance as of June 30, 2013 (unaudited)	56,885	6,690	76	(62,343)	1,308	680	1,988

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended June 30, 2012 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of April 1, 2012	56,885	7,241	18	(48,019)	16,125	3,729	19,854

Changes during the period (unaudited)

Share-based payment	-	-	18	-	18	-	18
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(181)	-	-	(181)	181	-
	-	(181)	18	-	(163)	181	18

Loss for the period	-	-	-	(1,005)	(1,005)	(235)	(1,240)

Balance as of June 30, 2012 (unaudited)	56,885	7,060	36	(49,024)	14,957	3,675	18,632

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the year ended December 31, 2012
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during 2012

Share-based payment	-	-	64	-	64	-	64
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(412)	-	-	(412)	412	-
	14,521	(14,933)	64	-	(348)	412	64

Loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Total comprehensive loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Balance as of December 31, 2012	56,885	6,874	64	(50,710)	13,113	3,428	16,541

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six month period ended June 30		For the three month period ended June 30		For the year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 1 0 2

	(UNAUDITED)
Cash flows – operating activity
Loss for the period	(14,565)	(2,382)	(13,413)	(1,240)	(4,501)
Adjustments required to present cash flows from operating activity (Appendix)	13,390	848	12,909	385	1,233

Net cash used in operating activity (**)	(1,175)	(1,534)	(504)	(855)	(3,268)

Cash flow – investment activity
Increase in restricted bank deposit	(11)	(50)	(11)	(50)	(300)
Investment in fixed assets	(534)	(59)	(400)	(11)	(60)

Net cash used in investment activity	(545)	(109)	(411)	(61)	(360)

Cash flow – financing activity

Repayment of bank loans	-	(204)	-	(102)	(510)

Net cash from (used in) financing activity	-	(204)	-	(102)	(510)

Decrease in cash and cash equivalents	(1,720)	(1,847)	(915)	(1,018)	(4,138)

Cash and cash equivalents at the beginning of the period	2,613	6,751	1,808	5,922	6,751

Cash and cash equivalents at the end of the period	893	4,904	893	4,904	2,613

(**) Including cash interest payments of	-	8	-	5	19

(**) Including cash interest receipts of	14	23	10	10	36

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Appendix– Adjustments required to present cash flows from operating activity

	For the six month period ended June 30		For the three month period ended June 30		For the year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 3	2 1 0 2	2 0 1 2

	(UNAUDITED)

Income and expenses not involving cash flows:
Depreciation and amortization	12,834	940	12,359	470	1,884
Interest accrued on loans and others, net	(3)	6	(12)	3	8
Loss (profit) arising on financial liabilities designated as at fair value through profit or loss	-	(35)	-	12	(158)
Financing income regarding a short term loan	-	-	-	-	(204)
Share-based payments	12	36	6	18	64

	12,843	947	12,353	503	1,618

Changes in asset and liability items:
Decrease (increase) in accounts receivable	177	45	(10)	3	(124)
Increase (decrease) in accounts payable and accruals	370	(144)	566	(121)	(261)

	547	(99)	556	(118)	(385)

	13,390	848	12,909	385	1,233

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL

a.	R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel.

The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.
On August 31, 2011, the Company completed the transaction, following which E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") became its subsidiary (the "EER Transaction").  As of January 12, 2012 the Company completed the multi-closing of the EER transaction in which it acquired all of EER's shares held by Greenstone Industries Ltd. ("Greenstone") and by S.R. Accord Ltd. ("Accord"), and the majority of EER shares held by certain other EER shareholders, and, as of the date of these financial statements, holds approximately 80%% of EER's share capital and 99.1% of EER's voting rights.

c.
EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology”).

d.	The Going Concern Assumption

The Company has incurred recurring losses and negative cash flows from operations. As at June 30, 2013, the Company had cash and cash equivalents in a total amount of $893 thousands.

The Group does not have sufficient funds to finance its operations and working plan for the upcoming future. In addition, on July 29 2013 the board of directors of the Company (the “Board”) has decided to cease the operation of the demonstration facility in Y'bllin owned by EER and to implement a significant cost reduction plan in the Company and in EER.

Accordingly, the going concern assumption is no longer appropriate.

According to IAS 1 and to the Conceptual Framework for Financial Reporting, financial statement preparation will be based on a going concern basis or a different basis if the going concern assumption is not met. However, IFRS does not prescribe what different basis should be used.

The Financial statements are prepared in accordance with  the approach, which is a common practice, of IFRS should continue to be fully implemented with adjustments that reflect the effects of the going concern assumption being no longer appropriate.

Accordingly, these consolidated financial statements include adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that are necessary should the Company be unable to continue as a going concern.

Management is pursuing additional sources of financing and cash flow to fund its operations but there can be no assurance it will be able to do so.

e.
These condensed financial statements should be reviewed in connection with the Company's annual financial statements as of December 31, 2012 and the year then ended, and the accompanying notes (“the annual financial statements”).

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES

a.	Basis for the preparation of the financial statements:

The Company's condensed consolidated interim financial statements (hereinafter – "interim financial statements") have been prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting" (hereinafter – "IAS 34").

In the preparation of these interim financial statements, the Company has implemented identical accounting policies, rules of presentation and calculation methods to those implemented in the preparation of the annual financial statements.

b.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the Consumer Price Index ("CPI") are presented according to the CPI for the last month of the reporting period.

(3)	Data on changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel (*)
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of June 30, 2013	3.618	113.6	112.7
As of June 30, 2012	3.923	111.4	111.7
As of December 31, 2012	3.733	112.1	111.9

Rate of change:	Change in %
For the six month period ended on:
June 30, 2013	(3.08)	1.33	0.71
June 30, 2012	2.67	1.00	1.27

For the three month period ended on:
June 30, 2013	(0.82)	1.25	0.71
June 30, 2012	5.60	0.57	1.25

For the year ended December 31, 2012	(2.3)	1.6	1.4

(*) Base: Average 2008 = 100.0

NOTE 3   -     NEW PUBLISHED STANDARDS AND INTERPRETATIONS

New standards and interpretations that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods:

For information on implementation dates, transitional provisions, amendments to standards and interpretations set forth below see note 3 to the Company's annual financial statements as of December 31, 2012 and the year then ended:

▪	IFRS 10, "Consolidated Financial Statements"
▪	IFRS 11, "Joint Arrangements"
▪	IFRS 12, "Disclosure of Interests in Other Entities"
▪	IAS 19 (as revised in 2011), "Employee Benefits"
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures"

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4   -     MATERIAL EVENTS DURING THE REPORTING PERIOD

a.
Further to note 1b to the annual financial statements with regard to scheduled repairs to be undertaken by the Company's subsidiary EER, of the Y'bllin Facility, including the replacement of the reactor and the preparation of the Y'bllin Facility for continuous operation, all such repairs have been completed as of June 2013.

During June 2013, EER also conducted an additional trial operation of the Y'bllin Facility that included, among others, a test of the capabilities of the new reactor which operates on EER's technology for treatment of solid waste through Plasma-Gasification-Melting (the "Trial"). The Trial was set for a period of five (5) days in coordination with the Israeli Ministry of Environmental Protection, and according to EER's management's conclusions, most of the Trial targets have been achieved.

b.
Considering EER's financial difficulties and needs as mentioned in note 1 above, the board of directors of the Company (the “Board”) has decided, after considerable deliberation, to cease the operation of the demonstration facility in Y'bllin (the “Facility”) and to implement a significant cutback in the personnel of the Company and EER.

As a result of the cease of operation of the Facility, the Company has recognized a significant impairment loss on the value of its assets in the reported period in a total amount of approximately $12.2 million.

Following the aforementioned, the Company will continue with its efforts to simultaneously attempt to market the technology of EER and/or to raise external financing and/or enter into collaborations based on the technology of EER and/or sell the technology.

In addition, the Company has an immediate need for funding for the period beginning as of the cease of the Facility’s operation. Therefore, the Board, following the approval of the Company’s Audit Committee and subject to the approval by the board of directors of Greenstone Industries Ltd. (“Greenstone”), approved the receipt of a line of credit from Greenstone in the amount of up to NIS 1 million (the “Line of Credit”) which will bear no interest and will be linked to the consumer price index (“CPI”). The Line of Credit plus any additional amounts due to the indexation to the CPI shall be repaid in one installment within six months as of the day of the approval of the Line of Credit.

c.	On March 18, 2013, the board of directors of the Company resolved to appoint Mr. Giora Gutman to serve as the chief executive officer (CEO) of the Company and its subsidiary EER.

The Company's compensation committee and board of directors approved a Services Agreement between the Company and Inbal Natural Gas and Fertilizers Industries Ltd. (“Inbal”), pursuant to which Mr. Giora Gutman shall serve as the CEO of the Company and its subsidiary, E.E.R.

Pursuant to the Services Agreement, Mr. Gutman will devote 50% of his work time to serve as the chief executive officer of the Company and EER. In consideration of Mr. Gutman's services Inbal will be entitle for a total amount of NIS 50,000 (plus VAT) per month, and Mr. Gutman will be entitled to reimbursement for reasonable expenses relating to his office. In addition, Mr. Gutman shall be granted options to purchase 9,000,000 ordinary shares of the Company under the Company's 2011 share option plan, with an exercise price of $0.065 per share.

The Services Agreement also provides that Mr. Gutman will be subject to the same arrangements that apply to the other office holders of the Company, relating to exculpation, indemnification and directors’ and officers’ liability insurance (for additional details with respect to directors' and officers' liability insurance, see note 4b above).  The term of the Services Agreement is of three years, commencing March 18, 2013, provided that each party may terminate the Services Agreement, with or without cause, upon a ninety-day written notice to the other party.

The compensation terms of Mr. Gutman, as detailed above, have been approved by the Company's shareholders on May 23, 2013.

Mr. Giora Gutman, has notified the Company on July 25, 2013, that he has decided to terminate his services agreement with the Company and with EER as the Company’s and EER’s CEO. In accordance with Mr. Gutman’s services agreement with the Company, he may terminate his services as CEO upon three months prior notice.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL EVENTS DURING THE REPORTING PERIOD (continued)

d.
Further to note 7b(3) to the annual financial statements regarding investments made by the Company in EER's share capital, during the reporting period the Company has invested in EER's share capital a total amount of approximately $0.65 million. Subsequent to the financial statements date the Company has invested in EER's share capital an additional amount of approximately $0.6 million.

e.
On March 13, 2013, the Company’s board of directors approved, following the approval of the Company's audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2014, pending the approval of our shareholders at next general meeting of the shareholders. Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of $7.5 million and the total annual premium shall be $35,800. In addition, the insurance coverage, as extended, covers events related to EER as well.